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                                                                    Exhibit 99.3


                          NOMINATIONS COMMITTEE CHARTER
                                       OF
                           CONSOLIDATED WATER CO. LTD.


I.       COMPOSITION AND QUALIFICATIONS

The Nominations Committee (the "Committee") of the Board of Directors (the "Board") of Consolidated Water Co. Ltd. (the "Company") shall be comprised of not less than three members of the Board, each of whom is determined by the Board to be independent in accordance with the rules of the Nasdaq Stock Market, Inc. ("Nasdaq"). However, one (1) member of the Board may serve as a member of the Committee for a period of no longer than two (2) years who does not qualify as "independent" under Nasdaq Rule 4200 if the Board determines that such person's membership on the Committee is required in the best interests of the Company and its stockholders.

II.      APPOINTMENT AND REMOVAL

The members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. A member of the Committee may be removed, with or without cause, by a majority vote of the Board.

III.     DUTIES AND RESPONSIBILITIES

The duties of the Committee are as follows:

1. Make recommendations regarding the size as governed by the companies Articles of Association and the composition of the Board be not than less than one or more than fifteen members.

2. Establish and recommend to the Board criteria for the selection of new directors to serve on the Board.

3. Identify individuals qualified to become Board members and conduct a review of any candidates recommended or submitted by shareholders, consistent with criteria approved by the Board.

4. Make recommendations to the Board regarding all nominations for Board membership, whether for the slate of director nominee to be proposed by the Board to the shareholders or any director nominees to be elected by the Board to fill interim director vacancies.

5.       Report regularly to the Board.

6. The Committee shall review and reassess periodically the adequacy of this Charter and recommend to the Board any changes to this Charter that the Committee considers necessary. The Committee shall conduct such reviews in the manner it deems appropriate.




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IV.      MEETINGS

The Committee shall meet a minimum of two times per year and more frequently as circumstances require.

V.       ADVISORS

The Committee shall have the exclusive authority, at the expense of the Company, to retain any search firms to be used to identify director candidates (including authority to approve fees and other terms of engagement) and such outside counsel and other advisors, as it seems appropriate in its sole discretion.